Exhibit 12

Dominion Resources Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

			Years Ended
	Six Months Ended June 30, 2007 (a)	Twelve Months Ended June 30, 2007 (b)	2006 (c)	2005 (d)	2004 (e)	2003 (f)	2002
Earnings, as defined:
Earnings from continuing operations before income taxes and minority interests in consolidated subsidiaries	$175	$1,629	$2,463	$1,606	$1,951	$1,494	$2,008

Distributed income from unconsolidated investees, less equity in earnings	(8)	(18)	(16)	(15)	3	(5)	24

Fixed charges included in the determination of net income	576	1,133	1,095	999	951	991	962

Total earnings, as defined	$743	$2,744	$3,542	$2,590	$2,905	$2,480	$2,994

Fixed charges, as defined:
Interest charges	$601	$1,195	$1,164	$1,052	$986	$1,067	$1,036
Rental interest factor	33	63	58	53	40	27	27

Total fixed charges, as defined	$634	$1,258	$1,222	$1,105	$1,026	$1,094	$1,063

Ratio of Earnings to Fixed Charges	1.17	2.18	2.90	2.34	2.83	2.27	2.82

In the second quarter ending June 30, 2007, we completed the sale of our Canadian gas and oil exploration and production (E&P) operations and entered into an agreement to sell certain Dominion Capital, Inc. (DCI) operations. Accordingly, the results of those operations are no longer included in our results from continuing operations. Our ratios of earnings to fixed charges for prior years have been recast to conform to this presentation.

(a)	Earnings for the six months ended June 30, 2007 include $783 million of charges related to our E&P divestitures primarily comprised of $536 million related to the discontinuance of hedge accounting for certain gas and oil hedges and $171 million primarily related to the settlement of volumetric production payment agreements, a $387 million charge related to impairment of the partially-completed Dresden generation facility, a $26 million charge related to litigation reserves, $19 million of charges related to other items, partially offset by $25 million net mark-to-market gain on derivatives related to our debt tender offer. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the six months ended June 30, 2007.

(b)	Earnings for the twelve months ended June 30, 2007 include $791 million of charges related to our E&P divestitures primarily comprised of $536 million related to the discontinuance of hedge accounting for certain gas and oil hedges and $171 million primarily related to the settlement of volumetric production payment agreements, a $387 million charge related to impairment of the partially-completed Dresden generation facility, $12 million of charges related to the pending sale of two natural gas distribution utilities, The Peoples Natural Gas Company (Peoples) and Hope Gas, Inc. (Hope), a $27 million charge resulting from the termination of a pipeline project in West Virginia, $37 million of impairment charges related to securities held in nuclear decommissioning trusts, a $26 million charge related to litigation reserves, partially offset by $25 million net mark-to-market gain on derivatives related to our debt tender offer. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended June 30, 2007.

(c)	Earnings for the twelve months ended December 31, 2006 include $189 million of charges related to the pending sale of two natural gas distribution utilities, Peoples and Hope, including $166 million resulting from the write-off of certain regulatory assets, $90 million of impairment charges related to DCI assets, a $60 million charge due to an adjustment eliminating the application of hedge accounting related to certain interest rate swaps associated with our junior subordinated notes payable to affiliated trusts, a $27 million charge resulting from the termination of a pipeline project in West Virginia, a $26 million impairment charge resulting from a change in method of assessing other-than-temporary decline in the fair value of certain securities, $17 million of incremental charges related to the 2005 hurricanes, and $9 million of net charges related to other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2006.

(d)	Earnings for the twelve months ended December 31, 2005 include a $423 million charge reflecting the de-designation of hedge contracts resulting from the delay of natural gas and oil production following Hurricanes Katrina and Rita, $73 million in charges resulting from the termination of certain long-term power purchase contracts, $21 million in net charges related to trading activities discontinued in 2004, including the Batesville long-term power-tolling contract divested in the second quarter of 2005 and other activities, $35 million of impairment charges related to DCI assets, a $76 million charge related to miscellaneous asset impairments, a $28 million charge related to expenses following Hurricanes Katrina and Rita and $5 million of charges related to other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2005.

(e)	Earnings for the twelve months ended December 31, 2004 include $76 million of impairment charges related to Dominion’s investment in and planned divestiture of DCI, a $23 million benefit associated with the disposition of certain assets held for sale, an $18 million benefit from the reduction of accrued expenses associated with Hurricane Isabel restoration activities, $96 million of losses related to the discontinuance of hedge accounting for certain oil hedges and subsequent changes in the fair value of those hedges during the third quarter following Hurricane Ivan, $71 million in charges resulting from the termination of certain long-term power purchase contracts, a $184 million charge related to the Batesville long-term power-tolling contract divested in the second quarter of 2005, and $22 million of charges related to net legal settlements and other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2004.

(f)	Earnings for the twelve months ended December 31, 2003 include a $134 million impairment of DCI assets, $28 million for severance costs related to workforce reductions, an $84 million impairment of certain assets held for sale, $197 million for restoration expenses related to Hurricane Isabel, a $105 million charge related to the termination of a power purchase contract, $64 million in charges for the restructuring and termination of certain electric sales contracts and a $144 million charge related to our investment in Dominion Telecom including impairments, the cost of refinancings, and reallocation of equity losses. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2003.